EXHIBIT (4)

AGREEMENT AND PLAN OF REORGANIZATION

THIS AGREEMENT AND PLAN OF REORGANIZATION (“Agreement”) is made as of this 19th day of October, 2018, by and among Eaton Vance Mutual Funds Trust (the “Trust”), a Massachusetts business trust, on behalf of its series Eaton Vance Multi-Strategy Absolute Return Fund (“MSAR Fund”), and the Trust, on behalf of its series Eaton Vance Short Duration Strategic Income Fund (“Strategic Fund” and, collectively with MSAR Fund, the “Funds”).

WITNESSETH

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended (the “1940 Act”) as an open-end management investment company authorized to issue an unlimited number of shares of beneficial interest without par value in one or more series (such as MSAR Fund and Strategic Fund), and the Trustees of the Trust have divided the shares of MSAR Fund into Class A, Class C and Class I shares (“MSAR Fund Shares”) and have divided the shares of Strategic Fund into Class A, Class B, Class C, Class I and Class R shares (“Strategic Fund Shares”);

WHEREAS, the Trust desires to provide for the reorganization of MSAR Fund through the acquisition by Strategic Fund of substantially all of the assets of MSAR Fund in exchange for the assumption of substantially all Assumed Liabilities (as defined below) by Strategic Fund and a number of full and fractional Class A, Class C, and Class I Strategic Fund Shares having an aggregate net asset value equal to the value of the assets so transferred by MSAR Fund, less the Assumed Liabilities (such shares, the “Strategic Fund Merger Shares”)in the manner set forth herein;

WHEREAS, it is intended that the reorganization described in this Agreement shall be a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement shall constitute a “plan of reorganization” for purposes of the Code;

NOW, THEREFORE, in consideration of the mutual promises herein contained, the parties hereto agree as follows:

1.       Definitions

1.1	The term “1933 Act” shall mean the Securities Act of 1933, as amended.

1.2	The term “1934 Act” shall mean the Securities Exchange Act of 1934, as amended.

1.3	The term “Agreement” shall mean this Agreement and Plan of Reorganization.

1.4	The term “Assumed Liabilities” shall mean all liabilities, expenses, costs, charges and receivables of MSAR Fund as of the Close of Trading on the New York Stock Exchange on the Valuation Date.

1.5	The term “Business Day” shall mean any day that the New York Stock Exchange is open.

1.6	The term “By-Laws” shall mean the Amended and Restated By-Laws of Eaton Vance Mutual Funds Trust, dated as of April 23, 2012, as subsequently amended, supplemented, amended and restated or otherwise revised from time to time.

1.7	The term “Close of Trading on the NYSE” shall mean the close of regular trading on the New York Stock Exchange, which is usually 4:00 p.m. Eastern Time.

1.8	The term “Closing” shall mean the closing of the transaction contemplated by this Agreement.

1.9	The term “Closing Date” shall mean October 19, 2018, provided all necessary approvals have been received, or such other date as may be agreed by the parties on which the Closing is to take place.

1.10	The term “Commission” shall mean the Securities and Exchange Commission.

1.11	The term “Custodian” shall mean State Street Bank and Trust Company.

1.12	The term “Declaration of Trust” shall mean the Amended and Restated Declaration of Trust of Eaton Vance Mutual Funds Trust, dated as of April 26, 2016, as subsequently amended, supplemented, amended and restated or otherwise revised from time to time.

1.13 The term “Delivery Date” shall mean the date contemplated by Section 3.3 of this Agreement.

1.14	The term “MSAR Fund N-1A” shall mean the registration statement, as amended, on Form N-1A of the Trust with respect to MSAR Fund in effect on the date hereof or on the Closing Date, as the context may require.

1.15	The term “NYSE” shall mean the New York Stock Exchange.

1.16	The term “Proxy Statement” shall mean the Proxy Statement/Prospectus furnished to the MSAR Fund shareholders in connection with this transaction.

1.17	The term “Securities List” shall mean the list of those securities and other assets owned by the Trust, on behalf of MSAR Fund, on the Delivery Date.

1.18	The term “Strategic Fund N-1A” shall mean the registration statement, as amended, on Form N-1A of the Trust with respect to Strategic Fund in effect on the date hereof or on the Closing Date, as the context may require.

1.19	The term “Trust N-14” shall mean the Trust’s registration statement on Form N-14, including a Proxy Statement/Prospectus as may be amended, that describes the transactions contemplated by this Agreement and registers the Strategic Fund Merger Shares to be issued in connection with this transaction.

1.20	The term “Valuation Date” shall mean the day of the Closing Date.

2.       Transfer and Exchange of Assets

2.1	Reorganization of MSAR Fund. At the Closing, subject to the requisite approval of MSAR Fund’s shareholders and the terms and conditions set forth herein, the Trust shall transfer substantially all of the assets of MSAR Fund and assign substantially all Assumed Liabilities to Strategic Fund, and Strategic Fund shall acquire such assets and shall assume such Assumed Liabilities upon delivery by Strategic Fund to MSAR Fund on the Closing Date of Strategic Fund Merger Shares (including, if applicable, fractional shares) having an aggregate net asset value equal to the value of the assets so transferred, assigned and delivered, less such Assumed Liabilities, all determined and adjusted as provided in Section 2.2. Upon delivery of the assets, Strategic Fund will receive good and marketable title thereto free and clear of all liens.

2.2	Computation of Net Asset Value. The net asset value per share of the Strategic Fund Merger Shares and the net value of the assets of MSAR Fund subject to this Agreement shall, in each case, be determined as of the Close of Trading on the NYSE on the Valuation Date, after the declaration and payment of any dividend on that date and deduction for any expenses of the reorganization contemplated hereby to be paid by MSAR Fund. The net asset value of the Strategic Fund Merger Shares shall be computed in the manner set forth in the Strategic Fund N-1A. In determining the value of the assets transferred by MSAR Fund to Strategic Fund, such assets shall be priced in accordance with the policies and procedures described in the Strategic Fund N-1A.

3.	Closing Date, Valuation Date and Delivery

3.1	Closing Date. The Closing shall be at the offices of Eaton Vance Management, Two International Place, Boston, MA 02110 immediately after the close of business on the Closing Date. All acts taking place at Closing shall be deemed to take place simultaneously as of the close of business on the Closing Date unless otherwise agreed in writing by the parties.

3.2	Valuation Date. Pursuant to Section 2.2, the net value of the assets of MSAR Fund and the net asset value per share of Strategic Fund shall be determined as of the Close of Trading on the NYSE on the Valuation Date, after the declaration and payment of any dividend on that date. The stock transfer books of the Trust with respect to MSAR Fund will be permanently closed, and sales of MSAR Shares shall be suspended, as of the close of business of the Trust on the Valuation Date. Redemption requests thereafter received by the Trust with respect to MSAR Fund shall be deemed to be redemption requests for Strategic Fund Shares to be distributed to shareholders of MSAR Fund under this Agreement provided that the transactions contemplated by this Agreement are consummated.

In the event that trading on the NYSE or on another exchange or market on which securities held by the MSAR Fund are traded shall be disrupted on the Valuation Date so that, in the judgment of the Trust, accurate appraisal of the net assets of MSAR Fund to be transferred hereunder or the assets of Strategic Fund is impracticable, the Valuation Date shall be postponed until the first Business Day after the day on which trading on such exchange or in such market shall, in the judgment of the Trust, have been resumed without disruption. In such event, the Closing Date shall also be postponed.

3.3	Delivery of Assets. After the close of business on the Valuation Date, the Trust shall issue instructions providing for the delivery of all of its assets held on behalf of MSAR Fund to the Custodian to be held for the account of Strategic Fund, effective as of the Closing. Strategic Fund may inspect such assets at the offices of the Custodian prior to the Valuation Date.

4.	MSAR Fund Distributions and Termination

4.1	As soon as reasonably practicable after the Closing Date, the Trust shall pay or make provisions for the payment of all of the debts and taxes of MSAR Fund and distribute all remaining assets, if any, to shareholders of MSAR Fund, and MSAR Fund shall thereafter be terminated under Massachusetts law.

At, or as soon as may be practicable following the Closing Date, the Trust, on behalf of MSAR Fund, shall distribute the Strategic Fund Merger Shares it received from Strategic Fund to the shareholders of MSAR Fund and shall instruct Strategic Fund as to the amount of the pro rata interest of each of MSAR Fund’s shareholders as of the close of business on the Valuation Date (such shareholders to be certified as such by the transfer agent for the Trust), to be registered on the books of Strategic Fund, in full and fractional Strategic Fund Shares, in the name of each such shareholder, and Strategic Fund agrees promptly to transfer the Strategic Fund Merger Shares then credited to the account of MSAR Fund on the books of Strategic Fund to open accounts on the share records of Strategic Fund in the names of MSAR Fund shareholders in accordance with said instruction. Each MSAR Fund shareholder shall receive shares of the corresponding class of Strategic Fund to the class of MSAR Fund held by such shareholder. All issued and outstanding MSAR Fund Shares shall thereupon be canceled on the books of the Trust. Strategic Fund shall have no obligation to inquire as to the correctness of any such instruction, but shall, in each case, assume that such instruction is valid, proper and correct.

5.       MSAR Fund Securities

On the Delivery Date, the Trust, on behalf of MSAR Fund, shall deliver the Securities List and tax records. Such records shall be made available to Strategic Fund prior to the Closing Date for inspection by the Treasurer (or his or her designee). Notwithstanding the foregoing, it is expressly understood that MSAR Fund may hereafter until the close of business on the Valuation Date sell any securities and other assets owned by it in the ordinary course of its business as a series of an open-end, management investment company.

6.       Liabilities and Expenses

Strategic Fund shall acquire substantially all Assumed Liabilities of MSAR Fund, whether known or unknown, or contingent or determined. The Trust will discharge all known liabilities of MSAR Fund, so far as may be possible, prior to the Closing Date. MSAR Fund shall bear and pay directly any and all costs and expenses incurred in connection with carrying out this Agreement, including but not limited to legal, printing, mailing, and solicitation costs.

Notwithstanding the foregoing, Strategic Fund shall bear and pay any brokerage commissions, dealer mark-ups and similar expenses incurred by it in connection with the purchase or sale of portfolio securities in anticipation of, or after the consummation of, the transactions contemplated by this Agreement. Costs and expenses will in any event be paid by the party directly incurring them if and to the extent that the payment by another party of such costs and expenses would result in the disqualification of such party as a “regulated investment company” within the meaning of subchapter M of the Code.

7.	Trust Representations and Warranties

The Trust, on behalf of each of MSAR Fund and Strategic Fund, hereby represents, warrants and agrees as follows with respect to each such Fund individually:

7.1	Legal Existence. The Trust is a business trust duly organized and validly existing under the laws of The Commonwealth of Massachusetts. MSAR Fund and Strategic Fund are validly existing series of the Trust. The Trust is authorized to issue an unlimited number of shares of beneficial interest of each of MSAR Fund and Strategic Fund.

7.2	Registration under 1940 Act. The Trust is duly registered as an open-end management investment company under the 1940 Act and such registration is in full force and effect.

7.3	Financial Statements. The statement of assets and liabilities and the schedule of portfolio investments and the related statements of operations and changes in net assets of each of MSAR Fund and Strategic Fund, each dated April 30, 2018, fairly present the financial condition of MSAR Fund and Strategic Fund, respectively, as of said date in conformity with generally accepted accounting principles.

7.4	No Contingent Liabilities. There are no known contingent liabilities of either MSAR Fund or Strategic Fund not disclosed and there are no legal, administrative or other proceedings pending, or to the knowledge of the Trust threatened, against either MSAR Fund or Strategic Fund, or any person whom either such Fund may be obligated to indemnify in connection with such legal, administrative or other proceeding, which would materially affect its financial condition.

7.5	Requisite Approvals. The execution and delivery of this Agreement and the consummation of the transactions contemplated herein, have been authorized by the Board of Trustees of the Trust, on behalf of each Fund, by vote taken at a meeting of such Board duly called and held on [June 13, 2018]. The Trust, on behalf of MSAR Fund, will call a meeting of its shareholders to be held prior to the Closing Date to consider and act upon this Agreement and take all other reasonable action necessary to obtain the requirement shareholder approval of the reorganization contemplated hereby. No approval of the shareholders of Strategic Fund is required in connection with this Agreement or the transaction contemplated hereby. The Agreement has been executed and delivered by a duly authorized officer of the Trust and is a valid and legally binding obligation of each of MSAR Fund and Strategic Fund enforceable in accordance with its terms.

7.6	No Material Violations. The Trust is not, and the execution, delivery and performance of this Agreement will not result, in material violation of any provision of the Declaration of Trust or By-Laws of the Trust or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Trust is a party or by which it is bound.

7.7	Taxes and Related Filings. Except where failure to do so would not have a material adverse effect on either MSAR Fund or Strategic Fund, each of MSAR Fund and Strategic Fund has timely filed or will file or obtain valid extensions of filing dates for all required federal, state and local tax returns and reports for all taxable years through and including its current taxable year and no such filings are currently being audited or contested by the Internal Revenue Service or state or local taxing authority and all federal, state and local income, franchise, property, sales, employment or other taxes or penalties payable pursuant to such returns have been paid or will be paid, so far as due. Each of MSAR Fund and Strategic Fund has elected to be treated as a “regulated investment company” for federal tax purposes, has qualified as such for each taxable year of its operations and will qualify as such as of the Closing Date.

7.8	Good and Marketable Title. On the Closing Date, MSAR Fund will have good and marketable title to its assets, free and clear of all liens, mortgages, pledges, encumbrances, charges, claims and equities whatsoever, and full right, power and authority to sell, assign, transfer and deliver such assets and shall deliver such assets to Strategic Fund. Upon delivery of such assets, Strategic Fund will receive good and marketable title to such assets, free and clear of all liens, mortgages, pledges, encumbrances, charges, claims and equities, except as to adverse claims under Article 8 of the Uniform Commercial Code of which Strategic Fund has notice and necessary documentation at or prior to the time of delivery.

7.9	Strategic Fund N-1A Not Misleading. The Strategic Fund N-1A conforms on the date of the Agreement, and will conform on the date of the Proxy Statement and the Closing Date, in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and does not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading.

7.10	Proxy Statement. The Proxy Statement delivered to the MSAR Fund shareholders in connection with this transaction (both at the time of delivery to such shareholders in connection with the meeting of shareholders and at all times subsequent thereto and including the Closing Date) in all material respects, conforms to the applicable requirements of the 1934 Act and the 1940 Act and the rules and regulations of the Commission thereunder, and will not include any untrue statement of a material fact or omit to state any material fact required to be stated thereon or necessary to make statements therein, in light of the circumstances under which they were made, not materially misleading.

7.11	Books and Records. Each of MSAR Fund and Strategic Fund has maintained all records required under Section 31 of the 1940 Act and rules thereunder.

8.	Conditions Precedent to Closing

The obligations of the parties hereto shall be conditioned on the following:

8.1	Representations and Warranties. The representations and warranties of the parties made herein will be true and correct as of the date of this Agreement and on the Closing Date.

8.2	Shareholder Approval. The Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of MSAR Fund Shares in accordance with the 1940 Act and the Declaration of Trust and By-Laws, each as amended, of the Trust.

8.3	Pending or Threatened Proceedings. On the Closing Date, no action, suit or other proceeding shall be threatened or pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein.

8.4	Registration Statement. The Trust N-14 shall have become effective under the 1933 Act; no stop orders suspending the effectiveness of such Trust N-14 shall have been issued; and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act. The Proxy Statement shall have been delivered to each shareholder of record of the MSAR Fund as of [July 19, 2018] in accordance with the provisions of the 1934 Act and the rules thereunder.

8.5	Declaration of Dividend. The Trust shall have declared a dividend or dividends which, together with all previous such dividends, shall have the effect of distributing to MSAR Fund shareholders all of (a) MSAR Fund’s investment company taxable income (as defined in Section 852 of the Code) (computed without regard to any deduction for dividends paid) (b) its net capital gain, (after reduction for any capital loss carryforward) and (c) the excess of (i) its interest income excludable from gross income under Section 103(a) of the Code over (ii) its deductions disallowed under Sections 265 and 171(a)(2) of the Code, in each case, for the taxable period of MSAR Fund ending on the Closing Date.

8.6	State Securities Laws. The parties shall have received all permits and other authorizations necessary, if any, under state securities laws to consummate the transactions contemplated herein.

8.7	Performance of Covenants. Each party shall have performed and complied in all material respects with each of the agreements and covenants required by this Agreement to be performed or complied with by each such party prior to or at the Valuation Date and the Closing Date.

8.8	Due Diligence. Strategic Fund shall have had reasonable opportunity to have its officers and agents review the records of MSAR Fund.

8.9	No Material Adverse Change. From the date of this Agreement, through the Closing Date, there shall not have been:

•	any change in the business, results of operations, assets or financial condition or the manner of conducting the business of MSAR Fund or Strategic Fund (other than changes in the ordinary course of its business, including, without limitation, dividends and distributions in the ordinary course and changes in the net asset value per share)

which has had a material adverse effect on such business, results of operations, assets or financial condition, except in all instances as set forth in the financial statements;

•	any loss (whether or not covered by insurance) suffered by MSAR Fund or Strategic Fund materially and adversely affecting such Fund, other than depreciation of securities;

•	issued by the Trust to any person any option to purchase or other right to acquire shares of any class of MSAR Fund or Strategic Fund Shares (other than in the ordinary course of the Trust’s business as an open-end management investment company);

•	any indebtedness incurred by MSAR Fund or Strategic Fund for borrowed money or any commitment to borrow money entered into by MSAR Fund or Strategic Fund except as permitted in the MSAR Fund N-1A or Strategic Fund N-1A and disclosed in financial statements required to be provided under this Agreement;

•	any amendment to the Declaration of Trust or By-Laws of the Trust that will adversely affect the ability of the Trust to comply with the terms of this Agreement; or

•	any grant or imposition of any lien, claim, charge or encumbrance upon any asset of MSAR Fund except as provided in the MSAR Fund N-1A so long as it will not prevent the Trust from complying with Section 7.8.

8.10	Lawful Sale of Shares. On the Closing Date, Strategic Fund Merger Shares to be issued pursuant to Section 2.1 of this Agreement will be duly authorized, duly and validly issued and outstanding, and fully paid and non-assessable by the Trust, and conform in all substantial respects to the description thereof contained in the Trust N-14 and Proxy Statement furnished to the MSAR Fund shareholders, and the Strategic Fund Merger Shares to be issued pursuant to paragraph 2.1 of this Agreement will be duly registered under the 1933 Act by the Trust N-14 and will be offered and sold in compliance with all applicable federal and state securities laws.

8.11	Tax Opinion. That MSAR Fund and Strategic Fund shall have obtained an opinion of counsel, dated as of the Closing Date (which opinion will be subject to certain qualifications), addressed to each Fund, and based upon such representations of the parties as reasonably requested and the existing provisions of the Code, Treasury regulations promulgated thereunder, current administrative rules, and court decisions, that the reorganization set forth in this Agreement will qualify as a reorganization as described in Section 368(a) of the Code.

8.12	Documentation and Other Actions. The Trust shall have executed such documents and shall have taken such other actions, if any, as reasonably requested to fully effectuate the transactions contemplated hereby.

9.	Addresses

All notices required or permitted to be given under this Agreement shall be given in writing to Eaton Vance Mutual Funds Trust, Two International Place, Boston, MA 02110 (Attention: Chief Legal Officer), or at such other place as shall be specified in written notice given by either party to the other party to this Agreement and shall be validly given if mailed by first-class mail, postage prepaid.

10.	Termination

This Agreement may be terminated by either party upon the giving of written notice to the other if any of the representations, warranties or conditions specified in Sections 7 or 8 hereof have not been performed or do not exist on or before [October 31, 2018]. In the event of termination of this Agreement pursuant to this provision, neither party (nor its officers, Trustees or shareholders) shall have any liability to the other.

11.       Miscellaneous

This Agreement shall be governed by, construed and enforced in accordance with the laws of The Commonwealth of Massachusetts. The Trust represents that there are no brokers or finders entitled to receive any payments in connection with the transactions provided for herein. The Trust represents that this Agreement constitutes the entire agreement between the Funds as to the subject matter hereof. The representations, warranties and covenants contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall not survive the consummation of the transactions contemplated hereunder. The Section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. This Agreement shall be executed in any number of counterparts, each of which shall be deemed an original. Whenever used herein, the use of any gender shall include all genders. In the event that any provision of this Agreement is unenforceable at law or in equity, the remainder of the Agreement shall remain in full force and effect.

12.	Amendments

At any time prior to or after approval of this Agreement by MSAR Fund shareholders (i) the parties hereto may, by written agreement and without shareholder approval, amend any of the provisions of this Agreement, and (ii) either party may waive without such approval any default by the other party or the failure to satisfy any of the conditions to its obligations (such waiver to be in writing); provided, however, that following shareholder approval, no such amendment may have the effect of changing the provisions for determining the number of Strategic Fund Merger Shares to be received by MSAR Fund shareholders under this Agreement to the detriment of such shareholders without their further approval. The failure of a party hereto to enforce at any time any of the provisions of this Agreement shall in no way be construed to be a waiver of any such provision, nor in any way to affect the validity of this Agreement or any part hereof or the right of any party thereafter to enforce each and every such provision. No waiver of any breach of this Agreement shall be held to be a waiver of any other or subsequent breach.

13.	Massachusetts Business Trust

References in this Agreement to the Trust mean and refer to the Trustees from time to time serving under its Declaration of Trust on file with the Secretary of The Commonwealth of Massachusetts, as the same may be amended from time to time, pursuant to which it conducts its business. It is expressly agreed that the obligations of the Trust hereunder shall not be binding upon any of the trustees, shareholders, nominees, officers, agents or employees of the Trust personally, but bind only the trust property of the Trust as provided in said Declaration of Trust. The execution and delivery of this Agreement has been authorized by the Trustees of the Trust and signed by an authorized officer of the Trust, acting as such, and neither such authorization by such Trustees nor such execution and delivery by such officer shall be deemed to have been made by any of them but shall bind only the trust property of the Trust as provided in such Declaration of Trust. No series of the Trust shall be liable for the obligations of any other series.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by their officers thereunto duly authorized, as of the day and year first above written.

EATON VANCE MUTUAL FUNDS TRUST, on behalf of Eaton Vance Multi-Strategy Absolute Return Fund

ATTEST:

/s/ Jane Rudnick	By:	/s/ Maureen A. Gemma

EATON VANCE MUTUAL FUNDS TRUST, on behalf of Eaton Vance Short Duration Strategic Income Fund

ATTEST:

/s/ Jane Rudnick	By:	/s/ Deidre E. Walsh